Allianz Life Insurance Company of New York

Stewart D. Gregg

Senior Securities Counsel

5701 Golden Hills Drive

Minneapolis, MN 55416-1297

Telephone: 763-765-2913

Telefax: 763-765-6355

stewart.gregg@allianzlife.com

May 2, 2014

Securities and Exchange Commission

Division of Investment Management

Insured Investments Office

100 F Street NE

Washington, D.C. 20549

RE:	Allianz Life Insurance Company of New York

Allianz Life of NY Variable Account C (File No. 811-05716)

Registration Statement Nos. 333-192949 & 333-192948 on Forms N-4 and S-1

Pre-Effective Amendment No. 1

Dear Sir/Madam:

The Registrants hereby request acceleration of the effective date of the above captioned pre-effective amendments to the Registration Statements and request that said amendments become effective on May 9, 2014 after the filing of such pre-effective amendments.

The Registrants acknowledge that changes to the Registration Statement based on Staff comments do not bar the Commission from taking future action and that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Allianz Life of NY Variable Account C
Allianz Life Insurance Company of New York

/s/ Stewart Gregg